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HAEMACURE CORPORATION
                                                                HAEMACURE
Symbole boursier                                            [GRAPHIC OMITTED]
HAE.WT. (TSE) HAE. (TSE)
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Attention Business Editors:

Correction from Source - Haemacure Corporation retains the services of Renmark Financial Communications Inc.

     MONTREAL, April 2 /CNW/ - Haemacure Corporation (TSE: HAE) announces that it has retained the services of Renmark Financial Communications Inc. to handle its investor relations.

     "We are proud to announce that we have selected Renmark to strengthen Haemacure's profile amongst the financial community. We believe that, thanks to its well tried investor relations strategies and methodology, Renmark will enhance the Company's visibility," declared Marc Paquin, President and Chief Executive Officer of Haemacure Corporation.

     In consideration of the services to be provided, the Company has agreed to pay a monthly retainer to Renmark Financial Communications Inc. and has agreed to grant to Renmark warrants, subject to approval from applicable regulatory authorities.

     Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE: HAE on the Toronto Stock Exchange. The Company is a reporting company with the U.S. Securities Exchange Commission.

     %SEDAR: 00001726EB


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For further information: Haemacure Corporation, Marc Paquin, President and CEO, (941) 364-3700, Fax: (941) 365-1051, www.haemacure.com; Renmark
Financial Communications Inc., Barry Mire, bmire@renmarkfinancial.com or Annie Allard, aallard@renmarkfinancial.com, (514) 939-3989,
Fax: (514) 939-3717, www.renmarkfinancial.com; Media Contact: Renmark Financial Communications Inc., Dominic Sicotte, dsicotte@renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com

HAEMACURE CORPORATION a 44 communiques dans cette base de donnees.
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